

January 22, 2015

<u>Via E-mail</u>
Michael Rosenberg
DB Commodity Services LLC
60 Wall Street
New York, NY 10005

Re: **PowerShares DB US Dollar Index Bearish Fund;**
PowerShares DB Oil Fund;
PowerShares DB US Dollar Index Bullish Fund;
PowerShares DB Energy Fund;
PowerShares DB G10 Currency Harvest Fund;
PowerShares DB Precious Metals Fund;
PowerShares DB Gold Fund;
PowerShares DB Commodity Index Tracking Fund;
PowerShares DB Silver Fund;
PowerShares DB Agriculture Fund; and
PowerShares DB Base Metals Fund
Preliminary Proxy Statements on Schedule 14A
Filed November 26, 2014
File Nos. 001-33318; 001-33242; 001-33314; 001-33240; 001-33020; 001-
33244; 001-33231; 001-32726; 001-33234; 001-33238; 001-33236

Dear Mr. Rosenberg:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Victor Chiu, Esq. (Via E-mail)